December 19, 2016

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Yamana Gold Inc.

Form 40-F for the Year Ended December 31, 2015

Filed March 30, 2016

File No. 001-31880

Dear Mr. Parker:

On behalf of our client, Yamana Gold Inc. (the “Company”), reference is made to your letter dated November 30, 2016 regarding the above-captioned Form 40-F.  As discussed by telephone earlier today, the Company will provide its response to your letter by January 10, 2017.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:           Myra Moosariparambil

Securities and Exchange Commission

Charles B. Main

Sofia Tsakos

Yamana Gold Inc.

Tom Kay

Deloitte LLP